FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending July 31, 2007


                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


FDA Advisory Panel Votes 22 to 1 For Avandia(R) to Remain Available to Patients
                                   in the US

30 July 2007 - Philadelphia, PA GlaxoSmithKline (NYSE: GSK) today welcomed the nearly unanimous recommendation of an U.S. Food and Drug Administration's (FDA) advisory committee to support Avandia's (rosiglitazone maleate) continued availability to patients in the US. The company said it will continue to provide information to the FDA to assist in the Agency's final decision-making.

On July 30th, the FDA Endocrinologic and Metabolic Drugs Advisory Committee and the Drug Safety and Risk Management Advisory Committee voted that the data suggests some ischemic risk with Avandia, a treatment for type 2 diabetes. The committee declined to comment on comparative risk of Avandia to other oral anti-diabetic medicines. The committee also voted to keep the medicine available to patients in the US. The FDA will review the panel's recommendation before making a decision.

"We welcome this decision as positive for patients. This was the first opportunity for these scientific experts to review the full data behind Avandia. The committee recognized the debilitating nature of this disease and the importance of multiple treatment options," said Dr. Ronald Krall, Chief Medical Officer, GlaxoSmithKline. "Diabetes is a progressive disease that exacts a terrible toll on its victims, and it is important that Avandia remain a treatment option for patients."

About GlaxoSmithKline

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, visit GlaxoSmithKline on the World Wide Web at www.gsk.com.

S M Bicknell
Company Secretary
30th July 2007



Important Safety Information for Avandia(R) (rosiglitazone maleate)

Avandia, along with diet and exercise, helps improve blood sugar control. It may be taken alone or with other diabetes medicines. For some people taking Avandia, possible side effects include heart failure or other heart problems. Further information regarding potential heart-related risks is currently under review by the FDA. Talk to your doctor as FDA has made information on potential heart-related risks available to physicians on its website at www.fda.gov. Tell your doctor if you have heart problems or heart failure. Avandia can cause your body to keep extra fluid, which leads to swelling and weight gain. Extra body fluid can make some heart problems worse or lead to heart failure. If you have swelling or fluid retention, shortness of breath or trouble breathing, an unusually rapid increase in weight, or unusual tiredness while taking Avandia, call your doctor right away. You should not take Avandia if you have liver problems. Blood tests should be used to check for liver problems before starting and while taking Avandia. Tell your doctor if you have liver disease, or if you experience unexplained tiredness, stomach problems, dark urine or yellowing of skin while taking Avandia. Tell your doctor about all of the medicines you are taking. If you are taking Avandia with another diabetes medicine that lowers blood sugar, you may be at increased risk for low blood sugar. Ask your doctor whether you need to lower the dose of your other diabetes medicine. Avandia may increase your risk of pregnancy. Talk to your doctor before taking Avandia if you could become pregnant or if you are pregnant. If you are nursing, you should not take Avandia. Talk to your doctor for advice on how to keep your bones healthy. More fractures, usually in the upper arm, hand, or foot, have been seen in women taking Avandia. Your doctor should check your eyes regularly. Very rarely, some people have experienced vision changes due to swelling in the back of the eye while taking Avandia.


US Media inquiries:                       Nancy Pekarek         (215) 751 7709
                                          Mary Anne Rhyne       (919) 483 2839
                                          Alice Hunt            (215) 751 7709

UK Media inquiries:                       Phil Thomson          (020) 8047 5502
                                          Joss Mathieson        (020) 8047 5502
                                          Claire Brough         (020) 8047 5502

US Analyst/ Investor inquiries:           Frank Murdolo         (215) 751 7002
                                          Tom Curry             (215) 751 5419

European Analyst/Investor inquiries:      David Mawdsley        (020) 8047 5564
                                          Sally Ferguson        (020) 8047 5543




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 31, 2007                                           By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc